Exhibit (m)(19) under Form N-1A

Exhibit 10 under Item 601/Reg. S-K

Amendment #1 to Exhibit B

EXHIBIT B

to the

Distribution Plan

FEDERATED INCOME SECURITIES TRUST:

Federated Short-Term Income Fund

Class A Shares

This Distribution Plan is adopted as of the 12th day of February, 2004, by Federated Income Securities Trust with respect to the Class A Shares of the portfolio of the Trust set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.25% of 1% of the average aggregate net asset value of the Class A Shares of Federated Income Securities Trust held during the month.

Witness the due execution hereof this 1st day of September, 2018.

FEDERATED INCOME SECURITIES TRUST

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President